MORGAN & COMPANY
CHARTERED ACCOUNTANTS

April 12, 2012

British Columbia Securities Commission

Dear Sir/Madam:

RE: NOTICE OF CHANGE OF AUDITORS DATED April 11, 2012
WITH RESPECT TO BIOMASS SECURE POWER INC.

With respect to the above noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of Auditors for Biomass Secure Power Inc. and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Morgan & Company, Chartered Accountants.

Yours truly,

Morgan & Company

Chartered Accountants

cc: The Board of Directors, Biomass Secure Power Inc.

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1